

November 15, 2021

Marina Konstantinova
Chief Executive Officer
Orion Bliss Corp.
Ashdod
Kalonite 9-57
Israel
7724233

   Re: Orion Bliss Corp.
    Amendment No. 3 to Registration Statement on Form S-1
    Filed November 4, 2021
    File No. 333-257326

Dear Ms. Konstantinova:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2021 letter.

Amendment No. 3 to Registration Statement on Form S-1

Cover Page

1. We note your response to comment one, which includes cover page disclosure that you will be placing proceeds from the offering in an escrow, trust or similar account. Please indicate the specific type of account you intend to use to deposit the funds, an escrow account, a trust account or a similar type of account. Your filing should clarify your ability to access the funds prior to and following the completion of the offering, by clarifying applicable escrow or trust provisions. Similarly, revise the two risk factors on page 9 to clarify the type of account and ensure that the consequences relating to the type

of account are clear. Please also update the "Plan of Distribution" on page 17 to describe the circumstances under which the proceeds will be released from the escrow account and/or the terms of the trust agreement, if applicable.

Description of Our Business, page 19

2.   We note your revisions in response to prior comment 3 and reissue in part.   Please revise to provide a summary in this section of the material terms of the contract with your supplier, Red Hot Products Ltd. It is not clear from the terms of the agreement that you have filed as Exhibit 10.3 that you have agreed to buy any Milk_shake products from the supplier and the supplier has committed to sell any Milk_shake products to you. To the extent that there are no specific commitments for you to purchase products or for Red Hot Products to sell products to you, please clarify the absence of such commitments in your disclosure. Additionally, disclose in this section whether you are able to sell the products you purchase from the supplier anywhere or whether you are limited to a particular geographic region under the contract. We note your disclosure that you will be purchasing products directly from the developer on page 4 yet it appears that Red Hot Products Ltd is a distributor. Please revise or advise.

Unaudited Interim Financial Statements
Balance Sheet, page F-12

3.   Please revise to clearly label the periods as audited and unaudited for all of your interim financial statements, including the index at F-11.

Statement of Operations (Unaudited), page F-13

4.   Please revise your statements of operations and cash flows to only present the current period rather than from inception, i.e. only the three months ended July 31, 2021, in accordance with Rule 10.01(a)(7) under Regulation S-X. Please make the corresponding change to the title of your notes as well. Please note that ASC 915 *Development Stage Entities* was superseded by ASU No. 2014-10, which removed the definition of a development stage entity from Topic 915, thereby removing the distinction between development stage entities and other reporting entities from U.S. GAAP. As such, please also remove your references of a development stage company at F-8 and F-17.

Note 3. Summary of Significant Accounting Policies
Basis of Presentation, page F-16

5.   In accordance with Rule 10.01(b)(8) of Regulation S-X, please include a statement to the effect that the unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Address whether all adjustments are of a normal recurring nature.

You may contact Li Xiao at 202-551-4391 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact

Ada Sarmento at 202-551-3798 or Suzanne Hayes at 202-551-3678 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mont E. Tanner, Esq.